vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF236-57/05
Direct Line : (852) 2680 5041 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Y.W. CHANG / Vicki LAU / Winnie SO)

23rd June 2005

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the final results of VTech Holdings Limited for the year ended 31st March 2005 and Notice of Annual General Meeting dated 22nd June 2005 as published in an English newspaper in Hong Kong on 23rd June 2005 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

CHANG Yu Wai
Company Secretary

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

vtech
VTech Holdings Limited P.

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 303)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2005

PERFORMANCE HIGHLIGHTS

— Group revenue increased by 11.7% to US$1,022.0 million

— Profit attributable to shareholders* increased by 22.9% to US$56.9 million

— Final dividend of US12.0 cents per ordinary share, total dividend for the year up 30.0%

— Strong rebound in electronic learning products business

— Outperformance by contract manufacturing services business

— Unsatisfactory results of telecommunication products business in the United States

— Rationalisation of the telecommunication products business contributing to more efficient operations

* *including US$6.7 million non-recurring income arising from settlement of an indemnification claim*

The directors of VTech Holdings Limited ("the Company") announce the audited results of the Company and its subsidiaries ("the Group") and associates for the year ended 31st March 2005 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31st March 2005 *US$ million*	2004 *US$ million*
Revenue	1	1,022.0	915.2
Cost of sales		(693.2)	(633.9)
Gross profit		328.8	281.3
Selling and distribution costs		(182.6)	(150.7)
Administrative and other operating expenses		(51.7)	(47.9)
Research and development expenses		(38.5)	(33.2)
Net receipts from an indemnification claim	3	6.7	—
Operating profit	1&2	62.7	49.5
Net finance income	4	1.0	0.4
Share of results of associates		—	—
Profit from ordinary activities before taxation		63.7	49.9
Taxation	5	(6.8)	(3.6)
Profit attributable to shareholders		56.9	46.3
Interim dividend	6	2.3	6.8
Final dividend	6	27.3	15.8
Earnings per share (US cents)	7		
— Basic		25.2	20.5
— Diluted		24.9	20.5

NOTES TO THE FINANCIAL STATEMENTS

1. SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format — business segments

	Year ended 31st March Revenue 2005 *US$ million*	Revenue 2004 *US$ million*	Operating profit/(loss) 2005 *US$ million*	Operating profit/(loss) 2004 *US$ million*
Telecommunication and electronic products	1,020.3	913.0	62.4	55.6
Other activities	1.7	2.2	0.9	0.2
Unallocated corporate services	—	—	(0.6)	(6.3)
	1,022.0	915.2	62.7	49.5

Secondary reporting format — geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — the operations are principally the distribution of telecommunication and electronic products.

Europe — the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific — the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Year ended 31st March Revenue 2005 *US$ million*	Revenue 2004 *US$ million*	*Operating* profit/(loss) 2005 *US$ million*	*Operating* profit/(loss) 2004 *US$ million*
North America	621.1	681.8	19.7	43.7
Europe	336.0	200.3	33.2	8.4
Asia Pacific	45.9	23.4	5.2	(5.8)
Others	19.0	9.7	4.6	3.2
	1,022.0	915.2	62.7	49.5

2. OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	Year ended 31st Marc 2005 *US$ million*	*US$ m*
Depreciation charges		
— owned assets	18.1	
— leased assets	0.1	
Amortisation of leasehold land payments	—	
Loss on disposal of tangible assets	—	
Gain on disposal of subsidiaries	(1.0)	
Gain on disposal of assets held for sale	(0.8)	

3. NET RECEIPTS FROM AN INDEMNIFICATION CLAIM

In September 2004, the Group and Lucent Technologies Inc. ("Lucent") agreed to settle a claim made by the (relating to certain indemnifications previously provided by Lucent and Lucent Technologies Consumer Products in connection with the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Pro Business in 2000.

Net receipts of US$6.7 million, after deducting incidental expenses, were received by the Group pursuant t settlement and were credited to the consolidated income statement during the year ended 31st March 2005.

4. NET FINANCE INCOME

	Year ended 31st Mar 2005 *US$ million*	*US$ m*
Interest expenses on bank loans and overdrafts which are:		
— Wholly repayable within five years	(0.2)	
— Not wholly repayable within five years	(0.1)	
Interest income	1.3	
	1.0	

5. TAXATION

	Year ended 31st Mar 2005 *US$ million*	*US$ n*
Current tax		
— Hong Kong	5.5	
— Overseas	1.6	
Overprovision in respect of prior years		
— Hong Kong	(0.4)	
— Overseas	(0.1)	
Deferred tax		
— Origination and reversal of temporary differences	0.2	
	6.8	

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group ope

6. DIVIDENDS

	Year ended 31st Mar 2005 *US$ million*	*US$ r*
Interim dividend of US1.0 cent (2004: US3.0 cents) per share declared and paid	2.3	
Final dividend of US12.0 cents (2004: US7.0 cents) per share proposed after the balance sheet date	27.3	

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balanc date.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to sharehol US$56.9 million (2004: US$46.3 million).

The basic earnings per share is based on the weighted average of 225.6 million (2004: 225.5 million) ordinary in issue during the year. The diluted earnings per share is based on 228.9 million (2004: 226.0 million) o shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the r of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share scheme.

DIVIDENDS

The Board of Directors have recommended the payment of a final dividend of US12.0 cents per ordinary payable on 30th August 2005 to shareholders in respect of the year ended 31st March 2005 whose names app the register of members of the Company as at the close of business on 12th August 2005 subject to the approval shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdo receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company l Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th August

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 8th August 2005 to 12th August 2005, bot inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificate be lodged with the share registrars of the Company no later than 4:00 p.m., the local time of the share registr Friday, 5th August 2005.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudian Pembroke, Bermuda; the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beck Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom; and the branch registrar in Hong K Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Kong.

CHAIRMAN'S STATEMENT

I am pleased to report that the full year results for the financial year 2005 were better than we expected when we announced our half year results in November 2004. The Group's Electronic Learning Products (ELP) and Contract Manufacturing Services (CMS) businesses achieved better than expected growth for the full year, helping to offset an unsatisfactory performance from our telecommunication products business in the United States. Through management efforts, the difficult situation of the telecommunication products business in the United States was brought under control and, following a series of rationalisation measures, its US operations are becoming more effective and efficient.

Results

Revenue for the Group increased by 11.7% over the financial year 2004 to US$1,022.0 million and profit attributable to shareholders, including US$6.7 million non-recurring income arising from settlement of an indemnification claim, increased by 22.9% to US$56.9 million. Earnings per share rose 22.9% to US25.2 cents. This has allowed the Board of Directors to propose a higher final dividend of US12.0 cents, giving a total dividend for the year of US13.0 cents per ordinary share, compared to US10.0 cents for the financial year 2004, representing an increase of 30.0%.

Operations

The financial year 2005 was challenging for our telecommunication products business, as our products were not as competitive as other major players in the US market on both product design and price, which resulted in lower sales that undermined a strong performance in Europe. Over-optimistic sales projections for the US market led to higher overheads and operating costs, resulting in operational inefficiency, which further impacted profitability of the business.

To rectify the problem in the United States, management of the business was changed while operations began the process of streamlining and rationalisation. Greater emphasis has been put on understanding retailer expectations to ensure product design and features correspond to consumer preferences. Through our efforts, the situation at the US operations was successfully brought under control in the second half of the financial year 2005.

In January 2005, the Group took an industry lead in responding to technological developments in the US cordless phone market by launching its first Voice over Internet Protocol (VoIP) 5.8GHz cordless phone with Vonage, and its first VoIP 2.4GHz cordless phone with Skype. The Group is now developing an entirely new range of more cost-effective products that meet retailer expectations and consumer requirements, which will be introduced in early 2006.

In contrast with the telecommunication products business, the ELP business has proven its successful turnaround with a strong rebound in both revenue and profitability. The V.Smile TV Learning System was enthusiastically received by retailers and consumers, garnering numerous top awards, and is enabling us to strengthen further our position in Europe while rebuilding sales in the United States.

The attraction of this new product platform, which in February 2005 was joined by the handheld model V.Smile Pocket, is greatly enhanced by highly interactive software using licensed children's characters, which now comprise a library of 27 titles. In support of V.Smile, VTech has also committed more promotional dollars than in the past, making this product fully competitive from a marketing perspective.

Despite the importance of V.Smile, which we see as a key growth platform, our traditional product lines also performed well during the financial year 2005. The Group is committed to maintaining a broad ELP range, focusing on the growing infant and pre-school segments.

The CMS business remains a steady contributor to the Group revenue and profit. In the financial year 2005, the business achieved record revenue and higher profit, and its revenue growth was much stronger than the global Electronic Manufacturing Services (EMS) industry. This outperformance testifies not only to our ability to deliver quality products, flexible and reliable service, but also to our success in maintaining margins while passing on savings to customers. The investment in R&D has paid off, with R&D related services increasingly driving sales, while the business has seen success in gaining a new customer in the industrial printing sector. The business is also moving towards compliance with the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS), a European Union environmental directive that takes effect in July 2006.

Management Changes

During the financial year 2005, I assumed the role of CEO of the telecommunication products business following the departure of Mr. James C. Kralik. In December 2004, Mr. Edwin Ying, former CEO of the ELP business, made the decision to resign and subsequently Mr. Albert Lee, our Deputy Chairman took up the role.

New Manufacturing Facilities

Manufacturing facilities in mainland China have been increasingly migrating inland to be closer to untapped labour pools, which ultimately reduces operational costs. During the financial year 2005, the Group decided to establish its third manufacturing plant in Qingyuan city in the northern part of Guangdong province. The new 49,000 square metre facility will initially be used for supplying the plastics needs of our telecommunication products business. The plant is expected to start operations in the fourth quarter of the calendar year 2005.

Although VTech has currently not been affected by the tight supply of labour and electric power in the Pearl River Delta, where its manufacturing facilities are located, the Qingyuan facility offers the ability to relocate some processes to an area of lower cost if required.

Outlook — Cautiously Optimistic

VTech's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner. We remain optimistic about the outlook of the financial year 2006, but this is tempered with caution in view of a number of factors.

The US economy appears to be on a reasonably firm footing, but rising short term interest rates and stubbornly high oil prices may at some point dampen consumer spending. The Group also faces potential challenges from rising resin prices and from RoHS compliance, which will increase the cost of manufacturing for products shipping to Europe and Japan. In addition, a potential upward revaluation of the RMB would increase our operating costs, while a weakening of the Euro and Sterling may also affect our results, although forward foreign exchange contracts are used to hedge certain exposures.

Nonetheless, the Group's three core businesses are well placed for the future, albeit with fundamentally different challenges and opportunities. The telecommunication products business is now on much more stable footing, with a lower cost structure and a pipeline of more competitive products under development. We will continue to leverage our dual brand strategy, using both the AT&T and VTech brands to develop products for different market segments.

Following the re-engineering measures, we expect the profitability of the telecommunication products business to be improved in the financial year 2006. Revenue, however, is expected to suffer in the short term and will not return to a growth path until the financial year 2007, when the revamped products hit the shelves in the US market in early 2006. This is despite further expansion in Europe, which will support sales.

We expect the strong momentum for the ELP business to continue in the financial year 2006. We will develop and expand the V.Smile product range, which provides a good platform for future growth. Although competing products are beginning to appear, we believe we have a head start in product awareness and that V.Smile offers the superior interactivity and software choice which will allow it to remain the market leader. We will invest further in R&D to increase the number and variety of Smartridges, and continue to negotiate license agreements to expand our portfolio of children's characters. We will also continue to invest in our traditional product lines and to support all our products with the promotional dollars required to make them compelling from a marketing perspective.

The global EMS industry is still in an uptrend and is expected to deliver further growth in the financial year 2006. VTech's CMS business is well positioned to take advantage of this favourable situation to deliver top and bottom line growth, given its stable customer base and efficient operations. The programme to meet RoHS requirements will continue to be a major focus and new market segments will be developed. Input costs are forecast to remain stable, although manufacturing costs will rise as a result of RoHS. The CMS business will work to maintain margins through strict cost control and working closely with material suppliers.

Finally, I would like to thank my fellow directors and senior management, as well as all VTech employees for their commitment to ensuring continued improvement for the Group. My appreciation also goes out to our shareholders, bankers and business partners for their invaluable support.

Looking ahead, I believe VTech has an improved cost structure, enhanced product ranges and the right management to allow the Group to capitalise on its core competencies to achieve continued progress, and bring solid long-term returns to shareholders.

REVIEW OF OPERATIONS

Telecommunication Products

The financial year 2005 was a challenging year for the telecommunication products business. Revenue fell by 10.9% to US$612.5 million due to the unsatisfactory performance in the US market, which outstanding results in the European market were unable to offset. Profitability of the business was substantially affected by the underperformance in the United States. In the financial year 2005, the business accounted for 59.9% of Group revenue, compared to 75.1% in the financial year 2004.

Unsatisfactory results in the United States

In North America, revenue declined by 23.6% to US$475.3 million, accounting for 77.6% of the total telecommunication products revenue, compared to 90.5% in the financial year 2004. The decrease in revenue was mainly the result of lower sales in the United States, as our phones failed to compete on both product design and price. Over-optimistic sales projections also led to higher overheads and operating costs, resulting in operational inefficiency which further impacted profitability.

Comprehensive Measures to Rectify the Problems

Management moved swiftly to identify and address the problems, so that the situation was successfully brought under control in the second half of the financial year 2005. In November 2004, Mr. Allan Wong, Chairman and Group CEO assumed the role of CEO of the telecommunication products business, following the departure of the former CEO, Mr. James C. Kralik. A comprehensive and broad-based improvement programme was put in place to re-engineer all processes worldwide, with the aim of managing the brands better, strengthening channel marketing, forecasting demand more accurately, rationalising product design and development and raising productivity. The business also moved to streamline operations and tighten cost control globally.

More specifically, overheads were reduced to bring them in line with the level of sales. Product management, marketing communications and channel marketing functions in the US sales offices began a process of integration to strengthen communication, thereby improving product offerings and marketing. Product design and development began to be consolidated to Hong Kong to shorten the product development cycle. Greater emphasis has been put on understanding retailer expectations to ensure product design and features correspond to consumer preferences. A revamped product line is being developed and will be introduced in early 2006.

Strong Performance in Europe

Despite the challenges in the United States, VTech continued to make progress in developing the European markets, where revenue rose strongly by 102.2% over the financial year 2004 to US$112.8 million. Europe, in the financial year 2005, accounted for 18.4% of the total telecommunication products revenue, compared to 8.1% in the financial year 2004.

VTech is supplying products to the leading fixed-line telephone operators on an Original Design Manufacturing (ODM) basis. The European business is benefiting from the increasing opening of the markets. VTech will adopt the same strategy to pursue opportunities in markets outside Europe and North America.

VoIP Products — Tapping Longer Term Potential

In addition to geographical diversification, the business has been developing a range of products for the VoIP market, which is beginning to grow rapidly. In January 2005, VTech announced the launch of the first VoIP 5.8GHz cordless phone with Vonage, North America's leading broadband phone service provider and the first VoIP 2.4GHz cordless phone with Skype, the leading free Internet telephony service provider worldwide. We expect these products to start delivering a meaningful contribution to the business in the financial year 2007.

Electronic Learning Products

The ELP business recorded a strong performance in the financial year 2005. Revenue rose significantly by approximately 1.2 times or 115.1% to US$281.1 million following the well-executed roll out of the award-winning V.Smile TV Learning System. Supported by effective and efficient operations, profitability rebounded sharply. During the financial year 2005, the ELP business accounted for 27.5% of Group revenue, compared to 14.3% in the financial year 2004.

Successfully Rebuilding US Sales

The successful launch of V.Smile has allowed the business to rebuild sales and regain lost shelf space gradually in the US market, while further strengthening its leadership position in Europe. In the financial year 2005, revenue from the North American market rebounded sharply by more than 3 times or 328.1% to US$108.3 million, accounting for 38.5% of total ELP revenue, compared to 19.4% of total ELP revenue in the financial year 2004. Revenue from the European market also showed a robust increase of 60.3% to US$160.0 million, accounting for 56.9% of total ELP revenue.

Successful Start for V.Smile

The V.Smile TV Learning System is a dynamic video game platform for children aged 3–7, comprising a console that plugs into a television together with interchangeable software cartridges. The product hit the shelves in August 2004 with a total of 10 "Smartridges", including popular children's characters from four licensors: Disney, Marvel, Joester Loria Group — American Greetings and Warner Brothers.

The response to V.Smile from both the trade and consumers has been overwhelmingly positive, making it a "star" in the ELP market worldwide. Not only have the consoles sold in greater volumes than our initial forecasts, but the ratio of Smartridges to consoles has also been higher.

V.Smile won more than 20 awards globally during the financial year 2005, including the "Best Educational Toy of the Year" and the "Best Overall Toy of the Year" from the US Toy Industry Association; as well as the "Toy Innovations Award 2005 — Learning Category" at the Nuremberg International Toy Fair. These are recognised as the top industry awards worldwide.

The success of V.Smile reflects its well thought-through product design and attractive software, which is educational, fun, highly interactive and animated. The system provides the same fun videogaming experience for pre-school children as that enjoyed by older children, while parents are assured of content that is neither violent nor inappropriate in other ways.

Well-executed television, public relations and point-of-sale campaigns were also key factors in the success as they effectively conveyed the excitement, learning benefits and features to children, parents, other potential purchasers and influencers. Trade confidence in VTech was enhanced, providing a good foundation for future growth. Support from the licensors in both software development and marketing was also crucial to the outperformance.

In February 2005, the business announced the launch of the handheld version, V.Smile Pocket, using the same Smartridges. VTech also introduced 17 new Smartridges that included popular children's characters from existing and new licensors, namely HIT Entertainment, Nickelodeon and Sesame Street, adding further avenues of growth to this product platform.

Growth in Traditional Product Lines

Alongside the stunning success of V.Smile, the traditional product lines recorded respectable growth in revenue in both North America and Europe. In the financial year 2005, the Group continued to invest in strengthening the traditional product lines with a focus on the growing infant and pre-school categories. VTech remains committed to providing a broad portfolio of ELPs to consumers that combine learning and fun in new and exciting ways.

Effective Cost Control

In addition to the sales increase, effective cost control contributed to the substantial rise in profitability for the ELP business. In particular, the Group faced the pressure of higher resin prices, which was mitigated by the adoption of multiple cavity moulding that enhanced operational efficiency.

Development of New Markets

During the financial year 2005, progress was made in developing new markets such as Scandinavia, where initial sales were small but encouraging. The China market remains under development and progress has been relatively slow due to its fragmented nature, different cultural attitudes towards education and comparatively low average income levels.

vtech
VTech Holdings

Contract Manufacturing Services

The CMS business delivered encouraging results in the financial year 2005, achieving record revenue and higher profit.

Revenue increased by 32.0% over the financial year 2004 to US$128.4 million, accounting for 12.6% of Group revenue, compared to 10.6% in the financial year 2004. The percentage increase in revenue was markedly higher than the growth of the global EMS industry. This performance reflects VTech's success in delivering exceptional service to its core focus of small and medium sized customers.

Strong Demand from Existing Customers

The rise in revenue was driven by strong demand from existing customers, led by the well established power supply and professional audio equipment segments, which together accounted for over 60% of the total CMS revenue. A new customer in the industrial printing sector also contributed to the revenue growth.

Encouraging Results from R&D Investment

VTech's investment in offering a comprehensive R&D service to customers also began to show results, helping to drive the outperformance of the CMS business. In the financial year 2005, the R&D centre in Shenzhen came into full operation. As a result, the business not only helps customers improve product design from a cost and quality perceptive, but also takes initial concepts from first design through to full production. During the financial year 2005, approximately 15% of CMS revenue was derived from business having an R&D element.

Geographically, Europe continued to be the largest market of the CMS business, accounting for 49.2% of the total CMS revenue, followed by the United States at 27.7% and Japan at 17.2%.

Good Overheads Control

During the financial year 2005, the business was able to achieve a higher profit, despite a slight decline in gross margins due to changes in product mix and pricing pressure from customers. This was mainly because of the success in controlling fixed overheads in spite of higher volumes. Raw materials costs during the period were little changed over the previous financial year.

RoHS Compliance

VTech is committed to supporting environmental initiatives. To comply with the Directive 2002/95/EC on RoHS, which will become mandatory in the European Union in July 2006, the CMS business had started as early as 2003 to improve its manufacturing process. In mid-2004, teams were established to work with major customers on component selection, to enable the business to speed up the process of compliance.

Currently, the business is working with four of the top five customers and it targets to achieve full compliance in the first quarter of the calendar year 2006, ahead of the industry.

REVIEW OF FINANCIAL RESULTS

Revenue

For the year ended 31st March 2005, the Group reported a revenue of US$1,022.0 million, representing a growth of US$106.8 million or 11.7% over the previous financial year. In contrast to the severe challenges faced by the telecommunication products business in the US market, the ELP business recorded substantial growth with a 115.1% year on year increase in revenue to US$281.1 million. The growth was attributable to the success of its revamped product lines, in particular the exceptionally strong demand for the new V.Smile TV Learning System.

The revenue from the telecommunication products business declined by 10.9% to US$612.5 million due to underperformance in the US market, although the situation was partly alleviated by further progress in its development of the European market, where sales increased by 102.2% over the previous financial year.

For the CMS business, revenue increased by 32.0% over the previous financial year, reaching US$128.4 million as a result of strong demand from existing customers and its ability to offer comprehensive R&D services to customers. The rise in revenue was mainly driven by the power supply and professional audio equipment segments.

The Group's revenue continues to derive from the three core businesses as follows: 59.9% from telecommunication products, 27.5% from ELP and 12.6% from CMS.

North America continues to be the largest market for the Group. Revenue from this market accounted for 60.8% of the Group revenue for the financial year 2005. Europe and Asia Pacific accounted for 32.9% and 4.5% respectively.

Gross Profit/Margin

The gross profit for the financial year 2005 was US$328.8 million, an increase of US$47.5 million compared to the US$281.3 million gross profit recorded in the previous financial year. Gross margin for the year improved from 30.7% to 32.2%. The increase in gross margin was due to the change in sales mix, the success of the V. Smile TV Learning System and management effort in controlling overheads.

Operating Profit

The operating profit for the year ended 31st March 2005 was US$62.7 million, an increase of US$13.2 million over the previous financial year. Current year's operating profit included a non-recurring income arising from settlement of an indemnification claim amounted to US$6.7 million. Excluding such income, the operating profit increased by US$6.5 million, or 13.1%. This improvement mainly came from improved gross profit and gross margin.

Selling and distribution costs increased by 21.2% from US$150.7 million in the previous financial year to US$182.6 million in the financial year 2005, owing to increased spending on advertising and promotional activities to foster sales of new products, as well as an increase in royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V. Smile Smartridges. Distribution costs also increased in response to the increased volume of products sold. Administrative and other operating expenses increased from US$47.9 million in the previous financial year to US$51.7 million in the financial year 2005, representing an increase of 7.9%. These expenses include the additional expenditure related to the implementation of a new global enterprise resources planning system to enhance supply chain and management processes. Nevertheless, the amount of administrative and other operating expenses as percentage of Group revenue slightly decreased from 5.2% in the previous financial year to 5.1% in the financial year 2005.

During the financial year 2005, the appreciation of the Euro, Sterling, Canadian dollar and other currencies against the US dollar gave rise to a net exchange gain of US$3.3 million, compared to a net exchange gain of US$5.0 million in the previous financial year. In the first half of the financial year 2005, the Group disposed of the Mexican factory and entities that were acquired in 2000, as part of Lucent's Wired Consumer Phones Business. The Group realised a gain of US$1.8 million from these transactions.

Research and development activities are vital for the long-term development of the Group. During the financial year 2005, the Group spent US$38.5 million on research and development activities, which represented around 3.8% of total Group revenue.

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2005 was US$56.9 million, an increase of US$10.6 million as compared to the previous financial year. There were non-recurring receipts of US$6.7 million arising from settlement of an indemnification claim during the financial year 2005. The ratio of EBIT and EBITDA to revenue was 6.1% and 7.9% respectively.

Basic earnings per share for the year ended 31st March 2005 were US25.2 cents as compared to US20.5 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US1.0 cent per share, which aggregated to US$2.3 million. The Board of Directors has proposed a final dividend of US12.0 cents per share, which will aggregate to US$27.3 million. Total dividend for the year amounts to US13.0 cents per share, representing an increase of US3.0 cents per share or 30.0% from the previous year.

Liquidity and Financial Resources

The shareholders' funds as at 31st March 2005 were US$203.3 million, a 25.0% increase from US$162.6 million reported for the financial year 2004. The net assets per share increased by 25.0% from US72.1 cents to US90.1 cents.

As at 31st March 2005, the net cash increased to US$123.7 million, up 20.6% from US$102.6 million at year-end. The Group is substantively debt-free, except for certain interest bearing liabilities amounti million, of which US$0.1 million is repayable within one year and US$0.1 million is repayable within fi Group's borrowings are denominated in Euro and United States dollar and are on fixed-rate basis. A US$0.1 million of the total gross interest bearing liabilities is secured against equipment.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign curre rates arising from the Group's global operations. It is our policy not to engage in speculative activit foreign exchange contracts are used to hedge certain exposures.

Working Capital

The stock balance as at 31st March 2005 increased by 29.2% over the balance at 31st March 2004 million. The turnover days increased from 69 days to 78 days. The increase in stock level was primaril the increased demand for ELPs and V. Smile in the first quarter of the financial year 2006. The stoc relation to other businesses remained at a similar level to the previous financial year. The trade debtors 31st March 2005 was US$162.3 million, an increase of 18.0% as compared to that reported for the previ year. The turnover days increased from 60 days in the previous financial year to 65 days in the financi The increase in trade debtors was mainly due to an increase in sales at the ELP business in the fourth c financial year 2005 compared to the same period of the previous financial year, despite a decrease i telecommunication products business for the same period.

Capital Expenditure

For the year ended 31st March 2005, the Group invested US$21.5 million in plant, machinery, equipme systems and other tangible assets. All of these capital expenditures were financed from internal resou

Capital Commitments and Contingencies

In the previous financial year, the Group had committed to the implementation of a new global enterpr planning system to enhance the supply chain management. Most of the investment was incurred during year 2005 and was financed from internal resources.

The Group expects to invest approximately US$48 million on capital expenditure in the financial year the financial year 2005, the Group decided to establish a new manufacturing plant in Qingyuan city in part of Guangdong province. The plant is expected to start operation in the fourth quarter of the calend and the capital investment for the new plant in the financial year 2006 is estimated at approximately US It will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

As at 31st March 2005, the Group had approximately 22,700 employees, an increase of 15.2% from previous financial year. Employee costs for the year ended 31st March 2005 were approximately US$10 compared to US$99 million in the financial year 2004. The increase in the number of employees w response to the sales increase at the ELP and CMS businesses.

The Group has established an incentive bonus scheme and a share option scheme for its employees, benefits are determined based on the performance of the Group and individual employees.

CODE ON BEST PRACTICE AND CODE ON CORPORATE GOVERNANCE PRACTICES

VTech is committed to maintaining a strong system of corporate governance so that all business a decision-making can be properly regulated. The Stock Exchange of Hong Kong Limited has promulgated on Corporate Governance Practices (the "Code") which came into effect in January 2005. The Company put in place corporate governance practices to meet all the provisions of the Code except for the com Chairman and Chief Executive Officer. The Company has also complied with, to a certain extent, the r best practices in the Code. Throughout the year ended 31st March 2005, the Company complied with Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Hong Kong Limited ("HK Listing Rules") except for the appointment of non-executive directors for a s despite the one-third rotational provision (other than the Chairman) under the existing Company's Bye- forthcoming annual general meeting, the directors proposed a special resolution to amend the existing the Company so that every director is subject to retirement by rotation at least once every three years in with the provisions of the Code.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its sub purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The Audit Committee comprising three independent non-executive directors, has been established to assi of Directors in fulfilling its oversight responsibilities for financial reporting, risk management and e internal controls and auditing processes. It also ensures that the Group complies with all applicab regulations. Terms of reference of the Audit Committee which have been adopted by the Audit Committ on the Company's website.

Mr. Raymond CH'IEN is the Chairman of the Audit Committee and has the appropriate financial expertise. The Audit Committee meets at least twice a year to receive reports from external auditors, interim and annual financial statements, and receives regular reports from the internal audit functions. deal with the matters of significance arising from the work conducted since the previous meeting and are the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the HK Listing Rules and Chapter 16 of the Listing Rules of the Financial Services Authority in the United Kingdom regardi transactions by directors and senior management in relation to the accounting period covered by the An After specific enquiry, all directors of the Company confirmed that they have complied with the require dealings set out therein.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE S EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by Paragraphs 45(1) to 45(3) of Appen HK Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement accounting periods commencing before 1st July 2004 under the transitional arrangements, will be p website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Allan WO (Chairman and Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and M CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG all being independent non-executive directors.

By Order of
VTech Holdi
Allan WON
Chair

Hong Kong, 22nd June 2005

Website: http://www.vtech.com

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held on Friday, 12th August 2005 at 3:30 p.m. (Hong Kong time) at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong in order to transact the following business:

Ordinary Business

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2005.

2. To declare a final dividend.

3. (a) To re-elect Mr. Michael TIEN Puk Sun as Director;

   (b) To re-elect Mr. Patrick WANG Shui Chung as Director;

   (c) To authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

Special Business

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company and Resolution 8 will be proposed as a special resolution of the Company:

5. **"THAT:**

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, in the manner specified in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

   (c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2006 or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. **"THAT:**

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2006 or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

   (c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

      (i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

      (ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; and

   (d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "THAT conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. "THAT the Bye-laws of the Company be amended as follows:

   (a) By deleting Bye-law 112(A) in its entirety and substituting therefor the following:

   "Notwithstanding any other provisions in the bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation."

   (b) In Bye-law 112(B), adding the following at the end of the words "be determined by lot":

   "provided that every Director shall be subject to retirement by rotation at least once every three years."

   and by adding the following at the end of the words "A retiring Director shall be eligible for re-election":

   "and shall continue to act as a Director throughout the meeting at which he retires";

   "and that the Directors be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion, deem fit in order to effect and complete any of the foregoing.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Allan WONG Chi Yun (Chairman & Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung, all being independent non-executive directors.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 22nd June 2005

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the annual general meeting or any adjournment thereof.

3. The Register of Members of the Company will be closed from 8th August 2005 to 12th August 2005 (both dates inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration no later than 4:00 p.m. (Hong Kong time) on 5th August 2005.

Website: *http://www.vtech.com*